Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Secures more than $1.75 Million  in Orders
from Brazilian Partner Furukawa Industrial S.A.  (FISA)

Partnering with Furukawa, Latin America’s Leading Network Infrastructure
Company, Demonstrates RiT’s Growing OEM Momentum in Key Target Markets

Tel Aviv, Israel – December 2nd, 2013 – RiT Technologies Ltd. (NASDAQ CM: RITT), the leader in intelligent infrastructure management, today announced that orders placed by Furukawa Industrial, S.A. (FISA), RiT’s OEM partner for Brazil and other Latin American countries, exceeded US $1.75 million in 2013.

FISA, a manufacturer of structured cabling solutions and optical fiber networks and a subsidiary of Japan’s Furukawa Group, is Latin America’s leading network infrastructure company with a significant market share of the Brazilian, Argentinian and Chilian structured cabling industries.

“Intelligent infrastructure is critical for todays ‘smart buildings’, and RiT offers optimal IIM solutions,” commented José Alcântara, FISA’s Planning and New Businesses Manager.  “By integrating RiT’s IIM and DCIM into our product offering, we provide our customers with new capabilities that improve the management of IT network infrastructure. This in turn translates directly into higher network efficiency and reduction in costs – two key advantages that help us close deals.  Based on our success in 2013, we have a goal to further increase order quantities in 2014.”

FISA deploys RiT’s industry-leading IIM (Intelligent Infrastructure Management) and DCIM (Data Center Infrastructure Management) solutions for a broad range of commercial and government infrastructure projects. The RiT technologies speed up project installations, optimize operations and enhance efficiency of HVAC, energy and access systems.

Dr. Vadim Leiderman, RiT’s President and CEO, adds: “We are excited that FISA, Latin America’s leading structured cabling firm, has become a ‘champion’ of the intelligent infrastructure concept pioneered by RiT.  As Brazil prepares for the 2014 World Cup and 2015 Olympic games, we expect the building boom to continue which should position us well for continued growth.”

 “Our success with FISA demonstrates the momentum RiT is developed as a provider of state-of-the-art infrastructure management systems. We focus on partnering with leading structured cabling vendors such as FISA, which have potential to promote our business offerings, including the PatchView+ interconnected solution and our CenterMind DCIM software.”

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax

About Furukawa (FISA)

A manufacturer of structured cabling solutions and optical fiber networks, Furukawa (FISA) is the leader of the structured cabling industry in the Mercosur region and has a growing presence in Latin America. This Japanese firm has been active in the Latin America area for the last 37 years. It has industrial units in Curitiba, Paraná, and Sao Paulo (Brazil), and Buenos Aires (Argentina), which meet regional needs and enhance the logistics of product distribution for the Ibero-American market. Furukawa (FISA) operates through a network of authorized resellers, integrators, and training centers throughout the region.

FISA is a subsidiary of Furukawa Electric Company, Ltd. (www.furukawa.co.jp/english), an $11 billion global leader in the design, manufacture and supply of fiber optic products, network products, electronics components, power cables, nonferrous metals, and other advanced technology products headquartered in Tokyo.

About RiT Technologies

RiT is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

For more information, please visit our website: www.rittech.com , the content of which is not part of this press release.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

or

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
ritt@kcsa.com